FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended March, 2011

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CRO’s with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At March 31, 2011 we had approximately 7,720 employees, in 77 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the three months ended March 31, 2011 we derived approximately 40.4%, 48.2% and 11.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Recent Developments

Acquisitions

On January 14, 2011 the Company acquired Oxford Outcomes, a leading international health outcomes consultancy, headquartered in Oxford, UK, and with offices in the USA and Canada.  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2011 AND DECEMBER 31, 2010
	(Unaudited)	(Audited)
	March 31,	December 31,
	2011	2010
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$191,813	$255,706
Short term investments - available for sale	40,000	-
Accounts receivable	188,097	164,907
Unbilled revenue	121,998	101,431
Other receivables	14,307	12,451
Deferred tax asset	8,689	5,623
Prepayments and other current assets	21,036	20,592
Income taxes receivable	9,124	18,966
Total current assets	595,064	579,676
Other Assets:
Property, plant and equipment, net	175,552	170,861
Goodwill	220,217	175,860
Non-current other assets	4,472	4,353
Non-current income taxes receivable	475	482
Non-current deferred tax asset	10,145	10,028
Intangible assets	7,760	8,278
Total Assets	$1,013,685	$949,538
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$8,607	$12,314
Payments on account	143,024	134,240
Other liabilities	136,874	100,182
Deferred tax liability	986	956
Income taxes payable	1,520	2,634
Total current liabilities	291,011	250,326
Other Liabilities:
Non-current other liabilities	3,857	3,676
Non-current government grants	1,514	1,470
Non-current income taxes payable	10,016	10,205
Non-current deferred tax liability	14,168	13,862

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
60,323,300 shares issued and outstanding at March 31, 2011 and
60,247,092 shares issued and outstanding at December 31, 2010	5,070	5,063
Additional paid-in capital	199,950	196,960
Accumulated other comprehensive income	12,171	396
Retained earnings	475,928	467,580
Total Shareholders' Equity	693,119	669,999
Total Liabilities and Shareholders' Equity	$1,013,685	$949,538
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND MARCH 31, 2010
(UNAUDITED)
	Three Months Ended
	March 31, 2011	March 31, 2010
	(in thousands except share and per share data)
Revenue:
Gross revenue	$305,547	$309,551
Reimbursable expenses	(76,250)	(90,439)

Net revenue	229,297	219,112

Costs and expenses:
Direct costs	144,470	131,318
Selling, general and administrative expense	59,883	52,294
Depreciation and amortization	8,973	8,722
Restructuring charges	5,002	-

Total costs and expenses	218,328	192,334

Income from operations	10,969	26,778
Interest income	233	235
Interest expense	(167)	(427)

Income before provision for income taxes	11,035	26,586
Provision for income taxes	(2,687)	(4,387)

Net income	$8,348	$22,199
Net income per Ordinary Share:
Basic	$0.14	$$0.38
Diluted	$0.14	$$0.37

Weighted average number of Ordinary Shares outstanding:

Basic	60,283,078	59,122,650

Diluted	60,982,948	60,313,774

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND MARCH 31, 2010
(UNAUDITED)
	Three Months Ended
	March 31, 2011	March 31, 2010
	(in thousands)
Cash flows from operating activities:
Net income	$8,348	$22,199
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	13	3
Depreciation and amortization	8,973	8,722
Amortization of grants	(31)	(39)
Share-based compensation expense	1,943	1,797
Deferred taxes	(7,005)	(382)
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(13,373)	1,476
(Increase)/decrease in unbilled revenue	(20,546)	2,859
Increase in other receivables	(1,660)	(111)
Increase/(decrease) in prepayments and other current assets	232	(2,633)
Increase in other non current assets	(119)	(597)
Increase/(decrease) in payments on account	7,817	(186)
Increase/(decrease) in other current liabilities	2,993	(12,624)
Increase in other non current liabilities	181	330
Increase/(decrease) in income taxes payable	12,282	(630)
Decrease in accounts payable	(5,331)	(3,419)
Net cash (used in)/provided by operating activities	(5,283)	16,765

Cash flows from investing activities:
Purchase of property, plant and equipment	(6,023)	(9,549)
Purchase of subsidiary undertakings	(27,720)	-
Cash acquired with subsidiary undertaking	6,335	-
Purchase of short term investments	(40,000)	(30,260)
Sale of short term investments	-	49,227
Net cash (used in)/provided by investing activities	(67,408)	9,418

Cash flows from financing activities:
Proceeds from exercise of share options	819	4,473
Share issuance costs	(63)	(11)
Tax benefit from the exercise of share options	298	1,158
Repayment of other liabilities	-	(84)
Net cash provided by financing activities	1,054	5,536
Effect of exchange rate movements on cash	7,744	(7,036)
Net (decrease)/increase in cash and cash equivalents	(63,893)	24,683
Cash and cash equivalents at beginning of period	255,706	144,801

Cash and cash equivalents at end of period	$191,813	$169,484
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2010	60,247,092	$5,063	$196,960	$396	$467,580	$669,999

Comprehensive Income:
Net income					8,348	8,348
Currency translation adjustment	-	-	-	13,239	-	13,239
Currency impact of long term funding (net of taxation)				(1,464)		(1,464)
Total comprehensive income						20,123
Exercise of share options	76,208	7	812			819
Share issuance costs			(63)			(63)
Non-cash stock compensation expense			1,943			1,943
Tax benefit on exercise of options			298			298
Balance at March 31, 2011	60,323,300	$5,070	$199,950	$12,171	$475,928	$693,119

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2011

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2010. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2011.

2. Goodwill

	March 31,	December 31,
	2011	2010
	(in thousands)

Opening balance	$175,860	$173,568
Current period acquisitions	41,462	3,505
Prior period acquisitions	-	2,539
Foreign exchange movement	2,895	(3,752)

Closing balance	$220,217	$175,860

The goodwill balance relates entirely to the clinical research segment.

Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, for an initial cash consideration of £17.8 million ($27.7 million).  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.2 million) may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  The Company has accrued £6.5 million ($10.2 million) in respect of these milestones at March 31, 2011.  In addition, the acquisition agreement also provides for certain working capital targets to be achieved by Oxford Outcomes Limited on completion, with additional amounts payable by or refundable to the Company based on the achievement of these targets.  The Company has accrued $5.2 million at March 31, 2011 in respect of additional amounts potentially payable on completion of this review.

The Company also holds an option to acquire the remaining common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($5.9 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock of Oxford Outcomes may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  $5.9 million has been accrued at March 31, 2011 in respect of additional consideration payable in respect of this option and a further $2.3 million has been accrued at March 31, 2011 relating to the potential additional consideration payable in respect of the performance milestones.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill	41,462
Cash and cash equivalents	6,335
Other current assets	6,043
Current liabilities	(3,055)
Purchase price	$51,275

Goodwill represents the acquisition of an established workforce with experience in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

Prior Period Acquisitions - Acquisition of Timaq Medical Imaging

On May 17, 2010 the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.  CHF 2.6 million ($2.9 million) has been accrued in relation to the remaining milestones at March 31, 2011.

The acquisition of Timaq has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 17
2010
(in thousands)
Property, plant and equipment	$107
Goodwill	3,505
Intangible assets	770
Other current assets	160
Current liabilities	(719)
Purchase price	$3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to pharmaceutical and biotechnology customers in the European market.

3. Restructuring charges

Restructuring charges recognized during the three months ended March 31, 2011 comprise:

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(in thousands)

Restructuring charges	$5,002	$-

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of a restructuring plan, the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions.

4. Income Taxes

As at March 31, 2011 the Company maintains a $9.5 million liability (December 31, 2010: $9.7 million) for unrecognized tax benefit, which is comprised of $8.0 million (December 31, 2010: $8.1 million) related to items generating unrecognized tax benefits and $1.5 million (December 31, 2010: $1.8 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2006 through 2010 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2010
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,283,078	59,122,650
Effect of dilutive share options outstanding	699,870	1,191,124
Weighted average number of ordinary shares for diluted net income per ordinary share	60,982,948	60,313,774

6. Stock Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at March 31, 2011 is eight years.

The following table summarizes option activity for the three months ended March 31, 2011:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2010	4,798,677	$21.71	$8.47

Granted	808,619	$20.25	$8.52
Exercised	(76,208)	$10.74	$4.67
Forfeited	(137,410)	$25.52	$9.74

Outstanding at March 31, 2011	5,393,678	$21.55	$8.50	5.11

Exercisable at March 31, 2011	2,764,651	$19.43	$7.76	3.72

The Company has granted options with fair values ranging from $3.68 to $13.93 per option or a weighted average fair value of $6.48 per option.  The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2011 was 2,764,651.  Fully vested share options at March 31, 2011 have an average remaining contractual term of 3.72 years, an average exercise price of $19.43 and a total intrinsic value of $14.1 million. The total intrinsic value of options exercised during the three months ended March 31, 2011 was $0.8 million (March 31, 2010: $7.2 million).

The following table summarizes the movement in non-vested share options for the three months ended March 31, 2011:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	2,673,674	$24.76	$9.48

Granted	808,619	$20.25	$8.52
Vested	(758,097)	$23.30	$9.11
Forfeited	(95,169)	$25.06	$9.62

Non vested outstanding at March 31, 2011	2,629,027	$23.78	$9.29

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the period ended March 31, 2011 and March 31, 2010 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2010

Weighted average fair value	$8.52	$9.13
Assumptions:
Expected volatility	45%	45%
Dividend yield	0%	0%
Risk-free interest rate	2.3%	1.8%
Expected life	5 years	4.05 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

On February 10, 2011 the Company awarded 100,000 restricted share units (“RSU’s”) to certain key employees of the Group.  These RSU’s will vest on the fifth anniversary of date of award.  The market price of the Company’s ordinary shares on date of award was $22.11.  On March 3, 2011 the Company also awarded 120,000 RSU’s to other key employees of the Group.  These RSU’s will vest on the third anniversary of date of grant.  The market price of the Company’s ordinary shares on date of award was $20.28.

On August 7, 2008 the Company awarded 6,280 RSU’s to certain key employees.  These RSU’s vest over periods ranging from February 26, 2009 to February 26, 2011.  The market value of the Company’s ordinary shares on date of award was $41.95.  On August 16, 2010 2,512 ordinary shares were issued by the Company relating to certain of the RSU awards.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three months ended March 31, 2011, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(in thousands)

Direct costs	$1,071	$990
Selling, general and administrative	872	807

	$1,943	$1,797

Total non-cash stock compensation expense not yet recognized at March 31, 2011 amounted to $19.2 million.  The weighted average period over which this is expected to be recognized is 3.3 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.3 million for the three months ended March 31, 2011 (2010: $1.2 million).

7. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China. During the three months ended March 31, 2010 management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements. In addition, the central laboratory division did not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Accordingly, the Company consolidated and reclassified the results of the former central laboratory segment into the clinical research segment for the three months ended March 31, 2010.

During the three months ended March 31, 2011 the Company incurred losses in its central laboratory business, which in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information requires it to be reported as a separate segment.  Accordingly the Company has disclosed two reportable segments for the three months ended March 31, 2011.  The Company has reclassified the results of the central laboratory segment from the clinical research segment for three months ended March 31, 2010.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa. Segment information as at March 31, 2011 and December 31, 2010 and for the three months ended March 31, 2011 and March 31, 2010 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(in thousands)
Ireland*	$29,353	$28,972
Rest of Europe	81,077	70,738
U.S.	92,564	97,455
Rest of the World	26,303	21,947

Total	$229,297	$219,112
* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(in thousands)
Clinical research	$212,844	$202,896
Central laboratory	16,453	16,216

Total	$229,297	$219,112

c)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2011	2011	2010
	Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges

Ireland	$2,589	$(85)	$2,504	$9,534
Rest of Europe	5,473	(1,803)	3,670	7,859
U.S.	6,291	(3,114)	3,177	7,669
Rest of the World	1,618	-	1,618	1,716

Total	$15,971	$(5,002)	$10,969	$26,778

d)  The distribution of income from operations by business segment was as follows:

	Three Months Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2011	2011	2010
	Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges

Clinical research	$18,677	$(3,457)	$15,220	$26,720
Central laboratory	(2,706)	(1,545)	(4,251)	58

Total	$15,971	$(5,002)	$10,969	$26,778

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31, 2011	December 31, 2010
	(in thousands)
Ireland	$115,008	$109,919
Rest of Europe	17,870	16,675
U.S.	32,846	33,855
Rest of the World	9,828	10,412

Total	$175,552	$170,861

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	March 31, 2011	December 31, 2010
	(in thousands)
Clinical research	$154,042	$149,755
Central laboratory	21,510	21,106

Total	$175,552	$170,861

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2011
	(in thousands)
Ireland	$2,946	$2,630
Rest of Europe	1,582	1,576
U.S.	3,343	3,568
Rest of the World	1,102	948

Total	$8,973	$8,722

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(in thousands)
Clinical research	$7,735	$7,480
Central laboratory	1,238	1,242

Total	$8,973	$8,722

i) The distribution of total assets by geographical area was as follows:

	March 31, 2011	December 31, 2010
	(in thousands)
Ireland	$403,277	$418,098
Rest of Europe	231,838	173,668
U.S.	349,075	329,971
Rest of the World	29,495	27,801

Total	$1,013,685	$949,538

j) The distribution of total assets by business segment was as follows:

	March 31, 2011	December 31, 2010
	(in thousands)
Clinical research	$951,307	$889,534
Central laboratory	62,378	60,004

Total	$1,013,685	$949,538

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2010. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our preferred approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements, and increasingly our teams are flexibly applied to minimize costs for our clients.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 7,720 employees, in 77 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Contract Staffing services.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At March 31, 2011 we had a backlog of approximately $2.0 billion, compared with approximately $1.9 billion at December 31, 2009.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended March 31, 2011 compared with Three Months Ended March 31, 2010

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31, 2011	March 31, 2010	2011 to 2010
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	4.6%
Costs and expenses:
Direct costs	63.0%	59.9%	10.0%
Selling, general and administrative	26.1%	23.9%	14.5%
Depreciation and amortization	3.9%	4.0%	2.9%
Restructuring charges	2.2%	-%	100%
Income from operations	4.8%	12.2%	(59.0)%

Net revenue for the period increased by $10.2 million, or 4.6%, from $219.1 million for the three months ended March 31, 2010 to $229.3 million for the three months ended March 31, 2011.  Net revenue in our clinical research segment increased by $10.0 million, or 4.9%, from $202.9 million for the three months ended March 31, 2010 to $212.9 million for the three months ended March 31, 2011.  In our Central Laboratory business, net revenue increased by $0.2 million, or 1.5%, from $16.2 million for the three months ended March 31, 2010 to $16.4 million for the three months ended March 31, 2011.  For the three months ended March 31, 2011 we derived approximately 40.4%, 48.2% and 11.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the period increased by $13.2 million, or 10.0%, from $131.3 million for the three months ended March 31, 2010 to $144.5 million for the three months ended March 31, 2011. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs.  Direct costs in our clinical research segment increased by $10.6 million, or 8.7%, from $121.7 million for the three months ended March 31, 2010 to $132.3 million for the three months ended March 31, 2011.  The Company entered a number of strategic relationships with sponsors and expanded operations in certain territories during the year ended December 31, 2010.  This required significant upfront investment in personnel and resulted in an increase in direct costs in the three months ended March 31, 2011 over the three months ended March 31, 2010. In our central laboratory business, direct costs increased by $2.5 million, or 26.3%, from $9.6 million for the three months ended March 31, 2010 to $12.1 million for the three months ended March 31, 2011. This increase arose from a significant investment in personnel in this business during the year ended December 31, 2010. Direct costs as a percentage of net revenue increased to 63.0% for the three months ended March 31, 2011 from 59.9% for the three months ended March 31, 2010.

Selling, general and administrative expenses for the period increased by $7.6 million, or 14.5%, from $52.3 million for the three months ended March 31, 2010 to $59.9 million for the three months ended March 31, 2011. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administrative expense for the period arose from an increase in facilities and information costs of $2.3 million, an increase in other general overheads of $6.9 million, offset by a decrease in compensation and related fringe benefit costs for non project-related employees of $1.6 million. The increase in other general overhead costs arises from an increase in provision for doubtful debts of $0.8 million, an increase in foreign exchange losses on the retranslation of monetary assets and liabilities by $0.9 million and an increase in professional service costs of $4.6 million,.  During the three months ended March 31, 2011 the Company engaged professional advisors in completing a number of strategic review projects which, together with costs associated with the acquisition of Oxford Outcomes Limited, resulted in an increase in professional fees during the period.  As a percentage of net revenue, selling, general and administrative expenses, increased from 23.9% for the three months ended March 31, 2010 to 26.1% for the three months ended March 31, 2011.

Depreciation and amortization expense for the period increased by $0.3 million, or 2.9%, from $8.7 million for the period ended March 31, 2010 to $9.0 million for the three months ended March 31, 2011. As a percentage of net revenue, depreciation and amortization decreased from 4.0% of net revenues for the three months ended March 31, 2010 to 3.9% for the three months ended March 31, 2011.

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of a restructuring plan, the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions.

As a result of the above, income from operations for the period decreased by $15.8 million, from $26.8 million for the three months ended March 31, 2010 to $11.0 million for the three months ended March 31, 2011.  As a percentage of net revenue, income from operations decreased from 12.2% for the three months ended March 31, 2010 to 4.8% for the three months ended March 31, 2011.  In our clinical research segment, income from operations as a percentage of net revenue decreased from 13.2% for the year ended March 31, 2010 to 7.2% for the three months ended March 31, 2011.  In our central laboratory business, income/(loss) from operations decreased from 0.4% for the three months ended March 31, 2010 to (25.8)% for the three months ended March 31, 2011.

Excluding the impact of restructuring charges recognized during the three months ended March 31, 2011, income from operations decreased by $10.8 million, from $26.8 million for the three months ended March 31, 2010 to $16.0 million for the three months ended March 31, 2011.  As a percentage of net revenue, income from operations excluding restructuring costs decreased from 12.2% for the three months ended March 31, 2010 to 7.0% for the three months ended March 31, 2011.  In our clinical research segment, income from operations excluding restructuring costs as a percentage of net revenue decreased from 13.2% for the three months ended March 31, 2010 to $8.7% for the three months ended March 31, 2011.  In our central laboratory business, income/(loss) from operations excluding restructuring charges decreased from 0.4% for the three months ended March 31, 2010 to (16.4)% for the three months ended March 31, 2011.

Interest expense for the period decreased from $0.4 million for the three months ended March 31, 2010 to $0.2 million for the three months ended March 31, 2011.  This decrease arose from reduced commitment fees payable on negotiated facilities, arising from the reduction in amounts available to draw under such facilities over the twelve months ending March 31, 2011. Interest income for both the three months ended March 31, 2011 and the three months ended March 31, 2010 amounted to $0.2 million.

Provision for income taxes for the period decreased from $4.4 million for the three months ended March 31, 2010 to $2.7 million for the three months ended March 31, 2011.  The effective tax rate for the three months ended March 31, 2011 was 24.3% compared with 16.5% for the three months ended March 31, 2010. The effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which the Company operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash balances at March 31, 2011 amounted to $231.8 million compared with cash balances of $255.7 million at December 31, 2010.  The Company’s cash balances at March 31, 2011 comprised cash and cash equivalents $191.8 million and short-term investments $40.0 million.  The Company’s total cash balances at December 31, 2010 comprised cash and cash equivalents $255.7 million.  Additional amounts available to the Group under negotiated facilities amounted to $51.0 million at March 31, 2011 compared with additional amounts of $55.9 million at December 31, 2010.

Net cash used by operating activities was $5.3 million for the three months ended March 31, 2011 compared with cash provided by operating activities of $16.8 million for the three months ended March 31, 2010.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts.  The decrease in cash flow from operating activities during the three months ended March 31, 2011 arose primarily from an increase in the number of days revenue outstanding during the period.  The number of days revenue outstanding at March 31, 2011 was 49 days compared to 37 days at December 31, 2010.

Net cash used in investing activities was $67.4 million for the three months ended March 31, 2011 compared to net cash provided by investing activities of $9.4 million for the three months ended March 31, 2010. Net cash used in the three months ended March 31, 2011 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments..  During the three months ended March 31, 2011 the Company completed the acquisition of Oxford Outcomes Limited for an initial cash consideration of $27.7 million.  Cash received on the acquisition of Oxford Outcomes amounted to $6.3 million.  Capital expenditure for the three months ended March 31, 2011 amounted to $6.5 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the three months ended March 31, 2011 the Company invested $40.0 million in short-term investments.

Net cash provided by financing activities during the three months ended March 31, 2011 amounted to $1.0 million compared with net cash provided by financing activities of $5.5 million for the three months ended March 31, 2009. Net cash provided by financing activities arose primarily from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents decreased by $63.9 million for the three months ended March 31, 2011 compared to an increase of $24.7 million for the three months ended March 31, 2010.

On July 9, 2007 the Company entered into a five year committed multi-currency facility agreement for €35 million ($46.8 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  Amounts available to be drawn reduce over the life of this facility in accordance with agreed payment terms.  At March 31, 2011 €13.1 million ($18.5 million) was available to be drawn under this facility.

On December 22, 2008 a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On April 21, 2010 the Company reduced this facility to $25 million.  On December 9, 2010 the Company further reduced this facility to $12.5 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At March 31, 2011 $12.5 million was available to be drawn under this facility.

On May 29, 2009 a three year committed credit facility was negotiated with Citibank Europe for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At March 31, 2011 $10.0 million was available to be drawn under the facility.

On May 29, 2009 a committed 364 day credit facility of $30 million was negotiated with JP Morgan for $30 million. On September 3, 2010 a committed 364 day credit facility was negotiated with J.P. Morgan for $10 million, partially replacing the 2009 facility.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At March 31, 2011 $10.0 million was available to be drawn under the facility.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.  CHF 2.6 million ($2.9 million) has been accrued in relation to the remaining milestones at March 31, 2011.

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, for an initial cash consideration of £20.5 million ($31.9 million).  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.2 million) may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  In addition, the acquisition agreement also provides for certain working capital targets to be achieved by Oxford Outcomes Limited on completion, with additional amounts payable by or refundable to the Company based on the achievement of these targets.  The Company has accrued $3.2 million at March 31, 2011 in respect of additional amounts potentially payable on completion of this review.

The Company also holds an option to acquire the remaining common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($5.9 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock of Oxford Outcomes may become payable during the period to March 31, 2012 if certain performance milestones are achieved.

Inflation
We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

____________________________
/s/ Ciaran Murray
Date April 18, 2011	Ciaran Murray
Chief Financial Officer